Exhibit 4.1

LOAN AGREEMENT

This Agreement is made and entered into on this 28 day of March, 2013 by and between Lombard Medical Technologies PLC (hereinafter the “Supplier”), a public limited company incorporated under the laws of England and Wales, located at Lombard Medical House, 4 Trident Park, Didcot, Oxfordshire OX11 7HJ, U.K. and Medico’s Hirata Inc., a Japanese company, located at 3-3-18 Dojima, Kita-ku, Osaka, Japan (hereinafter the “Distributor”). The Supplier and the Distributor (hereinafter, the “Parties”) signed a Distribution Agreement dated 29 October 2010 (hereinafter the “Distribution Agreement”).

Article 1. (Loans)

1.	The Supplier, has requested in writing within 10 days after the day on which the FDA Approval is granted to the Supplier for the Products (as defined in the Distribution Agreement) (hereinafter the “FDA Approval Date”), and the Distributor shall grant to the Supplier a convertible loan in the amount of 2,500,000 no later than 45 days after the FDA Approval Date on the terms and conditions set out in this Agreement (hereinafter the “Initial Loan”).

2.	The Initial Loan shall be drawn in one installment on the day to be notified by the Distributor to the Supplier which date shall be no later than 45 days after the FDA Approval Date.

3.	During the first two years after the Shonin Approval is granted to the Distributor for the Products, the Distributor may grant to the Supplier an additional convertible loan in the amount of $2,500,000 on the terms and conditions of this Agreement (hereinafter the “Extension Loan”) (hereinafter the Initial Loan and the Extension Loan collectively hereinafter the “Loans”) in order to obtain an option to extend the Distribution Agreement for the period of seven (7) years after the last day of the Initial Term.

4.	The Distributor may exercise its option referred to in Clause 3 above by notifying the Supplier in writing at any time prior to the last day of the Initial Term, in which case this Agreement shall continue for the Extended Term provided in Clause 3.2 of the Distribution Agreement.

5.	The proceeds of the Loans shall be used by the Supplier for the purpose of funding the development of the Thoracic Products and other related products or for any other purpose at the Supplier’s discretion.

6.	In the event that the Supplier succeeds in developing the Thoracic Products during the terms of the Loans, and the Supplier decides to distribute such Thoracic Products in Japan, the Supplier shall offer to the Distributor a right of first refusal for the exclusive distribution in Japan in accordance with Clause 6 of the Distribution Agreement, provided that the Loans have been forgiven by the Distributor rather than repaid by the Supplier.

Article 2. (Interest)

1.	The Supplier shall pay interest on the day to day basis on the balance of the Loans which shall be payable when the Initial Loan and the Extension Loan as appropriate is finally repaid (either in cash or by the issue of the Supplier’s ordinary shares to the Distributor pursuant to Article 4. Clause 1 of this Agreement) or the Loans are forgiven by the Distributor pursuant to Article 1, Clause 6 of this Agreement at three percent (3%) per annum (hereinafter the “Interest Rate”).

2.	The Supplier shall pay interest on any sum payable under the Loans (including any amount payable pursuant to this Clause) which is not paid on the due date (after as well as before any demand made or judgment obtained or the liquidation or administration of the Supplier) at the rate of one percent (1%) per annum above the Interest Rate. Such interest shall be compounded in the event of it not being punctually paid with quarterly rests but without prejudice to the right of the Distributor to require payment of such interest when due.

Article 3. (Repayment)

1.	Subject to Article 4 and Article 5 below, the Initial Loan shall be repaid in full on the last day of the Initial Term.

2.	Subject to Article 4 and Article 5 below, the Extension Loan shall be repaid in full on the last day of the Extended Term, as defined in Clause 5.2 of the Distribution Agreement.

3.	In the event that the Supplier terminates this Agreement pursuant to Clause 7.2.4 of the Distribution Agreement during the Initial Term or the Extended Term, the Initial Loan and/or the Extension Loan shall be repaid in full, as the case maybe.

4.	For the purpose of the above provisions, the date falling on the last day of the Initial Term/or the Extended Term is referred to as the “Repayment Date”.

Article 4. (Conversion)

1.	If the Distributor does not exercise its option to extend the Initial Term in accordance with Article 5, Clause 3 of the Distribution Agreement, the Initial Loan may be repaid, at the option of the Distributor, either in cash or, to the extent permitted by law, by the issue to the Distributor of ordinary shares in Lombard Medical, Inc. (“LM, Inc.”) (not exceeding 29.9% of LM, Inc’s issued share capital) on the Repayment Date. The conversion price for the ordinary shares shall be determined by the average of the market price of such ordinary shares during the five business days preceding the Repayment Date.

2.	Subject to Article 5 below, if the Distributor has exercised its option to extend the Initial Term in accordance with Article 5, Clause 3 of the Distribution Agreement, the repayment of the Loans shall be irrevocably forgiven by the Distributor at the end of the Extension Term.

Article 5. (Early Repayment)

1.	Subject to Clause 2 below, the Loans shall become immediately repayable (hereinafter the “Early Repayment”) in whole or in part together with any accrued interest thereon if during the Initial Term or the Extended Term (as the case may be):

(1)	there is a change of control of the Supplier and the Distribution Agreement is terminated. For these purposes, “change of control” means the acquisition by a third party or third parties acting jointly of seventy five percent (75%) of the voting shares issued by the Supplier; or

(2)	the Distribution Agreement is terminated:

(a)	by the Supplier under Clause 14.1 of the Distribution Agreement; or

(b)	by the Distributor under Clause 14.2 (a) or (b) of the Distribution Agreement.

2.	If the Early Repayment occurs pursuant to Clause 1 above during the Extended Term, the amount repayable by the Supplier to the Distributor (y) pursuant to Clause 1 above is calculated according to the formula below:

number of days from and including the Early Repayment Date to the end of the Extended Term
X
total number of days in the Extended Term
y = Loans plus accrued and unpaid interest thereon

3.	When the Distribution Agreement is terminated under the preceding Clause 1 above, the outstanding sum due under the Loans in accordance with Clause 2 above shall be repaid, at the option of the Distributor, either in cash, to the extent permitted by law by the issue to it of ordinary shares in LM, Inc.. The conversion price for the ordinary shares shall be determined by the average market price of such ordinary shares during the five business days preceding the termination date.

Article 6. (Provision of Financial Information)

The Supplier undertakes with the Distributor that from the date of this Agreement until the Loans owing to the Distributor under this Agreement have been settled or irrevocably forgiven:

(1)	it will provide to the Distributor as soon as possible but not later than 180 days after the end of the period to which they relate to the Supplier’s audited consolidated financial statements; and

(2)	such other published financial information as the Distributor may reasonably require.

Article 7. (Language)

All notices, communications and other documents given under this Agreement shall be in the English Language.

Article 8. (Accounting Terms)

All accounting terms not specifically defined in this Agreement shall be construed to be in accordance with generally accepted principles of sound accounting practices.

Article 9. (Amendment)

This Agreement shall not be amended unless the Parties hereto specifically agree in writing.

Article 10. (Governing Law)

This Agreement shall be governed by and construed in accordance with the laws of Japan.

Article 11. (Jurisdiction)

The Tokyo District Court shall have the exclusive jurisdiction over any dispute between the patties hereto which may arise in connection with this Agreement.

In witness whereof, the parities hereto have caused this Agreement duly executed in two originals as of the day and year first above written, each patty retaining one original.

(The Supplier)	(The Distributor)

Lombard Medical Technologies PLC	Medico’s Hirata Inc.

/s/ Ian Ardill	/s/ Masataka Hirata

Ian Ardill	Masataka Hirata

Chief Financial Officer	Representative Director-President